Mail Stop 3561

July 26, 2006

Ms. Sandra Batt
Chief Financial Officer
602 East Fair Street
Algona, Iowa 50511

>   **Re: Hydrogen Engine Center, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
>   **Filed May 19, 2006**
>   **File No. 000-50542**

Dear Ms. Batt:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Stock Based Compensation, page 41

1.   It is unclear how you determined a single fair value amount of $1.61 for each
        option grant under the Black-Scholes option pricing model considering you issued
        794,000 options with an exercise price of $1.00 in September 2005, and 60,000
        options with an exercise price of $5.88 in December 2005. Please clarify and
        revise.

2.   It appears from your disclosure on page 47 that 196,000 options vested
        immediately at the date of issuance and the fair value of these options under the
        Black-Scholes option pricing model is $1.61. It is unclear how you determined
        the pro-forma disclosure of compensation expense under SFAS 123 was only
        $185,802 considering the facts above. Please clarify and revise.

Note 12 - Stock-Based Compensation, page 47

3.   Please disclose the number of options issued to non-employees and how the
        company determined the fair value of these shares. Please refer to paragraph (8)
        of SFAS 123.

Form 10-QSB for the period ended March 31, 2006

Consolidated Statement of Stockholders' Equity (Deficit), page 7

4.   It appears that you have recorded an additional compensation expense of
        $579,197 related to "stock options since inception" during the three months ended
        March 31, 2006. Please note that compensation cost for outstanding options prior
        to the adoption of SFAS 123(R) shall be based on the grant-date fair value of
        those awards as calculated for either recognition or pro forma disclosures under
        Statement 123. Any unearned or deferred compensation (contra-equity accounts)
        related to those earlier awards shall be eliminated against the appropriate equity
        accounts. Please refer to the guidance in paragraph (74) and (A240)(h) of SFAS
        123(R).

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Stock Based Compensation, page 15

5.   It is unclear how you determined a single fair value amount of $5.24 for each
        option grant under the Black-Scholes option pricing model considering you issued

       71,000 options with an exercise price of $5.38 and 50,000 options with an exercise price of $7.64. Please clarify and revise.

6.   We note that you determined the volatility factor based on 365 day average of a representative sample of 8 comparable companies. Please provide a detailed discussion of how this is consistent with the guidance provided in paragraph (A32) of SFAS 123(R) considering the expected term of the options is 5.5 years and the contractual term of the options is 10 years.

7.   Please provide the required disclosures under SFAS 148 for all income statement periods presented in the financial statements.

<u>Note 12 - Stock-Based Compensation, page 23</u>

8.   Please provide the minimum required disclosures for all income statement periods presented as required by SFAS 123(R), particularly paragraphs (A240)(b2),(c), (d), (f) and (h).

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies